Mail Stop 03-06


								June 27, 2005


Mr. Sidney C. Hooper
Chief Financial Officer
Sutron Corporation
21300 Ridgetop Circle
Sterling, Virginia  20166


	Re:	Sutron Corporation
		Form 10-KSB for Year Ended December 31, 2004
		Filed March 30, 2005
		File No. 000-12227

Dear Mr. Hooper:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


								Sincerely,



								Martin F. James
								Senior Assistant Chief
Accountant